XO Communications

13865 Sunrise Valley Drive

4th Floor

Herndon, VA 20171

May 8, 2013

Office of Chief Counsel

Division of Corporation Finance

AD Office 11 - Telecommunications

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 (File No. 333-170666) Application pursuant to Rule 477(a) of the Securities Act of 1933

Ladies and Gentlemen:

We request that the Securities and Exchange Commission consents, pursuant to Rule 477(a) of the Securities Act of 1933, as amended, to the withdrawal of the Registration Statement on Form S-1 for securities of XO Holdings, Inc., filed on November 17, 2010 (File No. 333-170666) (the “Registration Statement”). No securities were sold in connection with the proposed offering described in the Registration Statement. As described in our Definitive Information Statement on Form 14C filed July 26, 2011 and our subsequent 8-K and Form 15 filed August 18, 2011, as a result of a merger, XO Holdings, Inc. became a privately held company; its common stock ceased trading on the Over the Counter Bulletin Board (the “OTCBB”) and XO Holdings, Inc. is no longer listed on the OTCBB or Pink Sheets.

Please direct any questions or comments to me at (703) 547-2089 or to Stephen R. Rusmisel of Pillsbury Winthrop Shaw Pittman LLP at (212) 858-1442.

Very truly yours,

/s/ Navid C. Haghighi

Navid C. Haghighi
Executive Vice President, General Counsel and Secretary